UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                   FORM 11-K

             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

(Mark One)

  [ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

          For the Fiscal Year ended December 31, 1997

                                      OR

  [   ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
          EXCHANGE ACT OF 1934


                         Commission File Number 1-5975


     A.   Full Title of Plan: Humana Retirement and Savings Plan

     B. Name of Issuer of the Securities held Pursuant to the Plan and the Address of its Principal Executive Office:



                                  Humana Inc.
                             500 West Main Street
                          Louisville, Kentucky  40202



                                   1 of 23

                                  I N D E X


                                                                        Pages


Report of Independent Accountants                                           3


Financial Statements:

  Statement of Net Assets Available for Benefits,
    December 31, 1997 and 1996                                              4

  Statement of Changes in Net Assets Available for
    Benefits for the years ended December 31, 1997 and 1996                 5

  Notes to Financial Statements                                          6-17


Supplemental Schedules:

  Schedule of Assets Held for Investment Purposes,
    December 31, 1997 (Item 27a of Form 5500)                           18-19

  Schedule of Reportable Transactions for the year ended
    December 31, 1997 (Item 27d of Form 5500)                              20

Signature Page                                                             21

Exhibit Index                                                              22

Exhibit 23 - Consent of Coopers & Lybrand L.L.P.                           23

                                      2

                      REPORT OF INDEPENDENT ACCOUNTANTS

To the Retirement and Savings Plan Committee
Humana Inc.

We have audited the accompanying statements of net assets available for benefits of the Humana Retirement and Savings Plan (the "Plan") as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years ended December 31, 1997 and 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the years ended December 31, 1997 and 1996, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed on page 2 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



COOPERS & LYBRAND L.L.P.


Louisville, Kentucky
June 5, 1998


                                       3


                      HUMANA RETIREMENT AND SAVINGS PLAN

                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                          December 31, 1997 and 1996

ASSETS
                                                  1997                    1996


Investments:
  At fair value:
   Common stocks                         $ 345,775,677           $ 257,027,353
   NC Capital Preservation Fund
   Armada Money Market Fund                                          2,654,772
   Armada Government Fund                      334,745               1,323,112
   Investment contracts                     11,452,180               9,803,627
   Participant notes receivable              8,627,127               7,530,998
   Bonds and asset-backed securities                                    25,705

                                           366,189,729             278,365,567

  At contract value:
    Investment contracts                    73,963,585              72,900,699


      Total investments                    440,153,314             351,266,266

Cash                                           208,170                     888
Due from brokers for securities sold           728,828              19,489,023
Receivable from participating
  employers for participant withholdings
  and employers' contributions              16,478,914              16,230,206
Accrued interest and dividends               1,235,105                 590,110

      Total assets                         458,804,331             387,576,493


LIABILITIES AND NET ASSETS
 AVAILABLE FOR BENEFITS

Due to brokers for securities purchased                              1,074,627
Accrued expenses                               609,498                 412,293
Forfeited employers' contributions
  available to reduce future
  employers' contributions                     107,691                  57,345

      Total liabilities                        717,189               1,544,265



Net assets available for benefits        $ 458,087,142           $ 386,032,228



                    The accompanying notes are an integral
                       part of the financial statements.

                                      4


                      HUMANA RETIREMENT AND SAVINGS PLAN

          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

               For the years ended December 31, 1997 and 1996





Additions to net assets:                          1997                   1996


 Investment income:
  Net appreciation(depreciation) in
  fair value of investments               $ 52,332,678          $ (19,030,790)
  Interest                                   6,833,711              6,055,957
  Dividends                                  2,283,229              1,675,018

                                            61,449,618            (11,299,815)

 Contributions:
  Participants                              25,394,574             23,043,766
  Employers                                 26,025,246             25,377,619
  Forfeited employers' contributions          (793,811)              (228,177)
  Transfer from EMPHESYS Financial
    Group Inc.'s Plans (Note 3)                                    92,358,212
  Transfer from Med-Pay, Inc.
    Employee 401(K) Plan (Note 3)              234,410

    Total additions                        112,310,037            129,251,605


Deductions from net assets:

 Benefits paid to participants              39,608,578             24,218,255
 Administrative expenses                       646,545                418,907


    Total deductions                        40,255,123             24,637,162

      Net increase                          72,054,914            104,614,443

Net assets available for benefits:

 Beginning of period                       386,032,228            281,417,785


 End of period                           $ 458,087,142          $ 386,032,228




                    The accompanying notes are an integral
                       part of the financial statements.

                       NOTES TO FINANCIAL STATEMENTS



1.   Summary of Plan:


The Humana Retirement and Savings Plan (the "Plan") is a qualified, trusteed plan established for the benefit of the employees of Humana Inc. and its subsidiaries ("Humana") and is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan maintained two accounts, the Thrift Account and the Retirement Account, prior to January 1,
1994. No further contributions were accepted into the Thrift Account subsequent to December 31, 1993, as a new Pretax Savings Account was added to the Plan effective January 1, 1994. All Thrift Account balances as of December 31, 1993 remained in the Plan.

The Plan's Sponsor, Humana Inc., offers managed health care products that integrate medical management with the delivery of health care services through a network of providers.

Any employee of Humana who is employed with a sponsoring employer is eligible to participate in the Plan's Pretax Savings Account. A participant, through payroll deductions, may contribute not less than 1% nor more than 6% of the participant's compensation per pay period. An amount equal to 50% of the participant's contributions is contributed by Humana for any participating employee who has completed at least one year of service with at least 1,000 hours of service. The Board of Directors of Humana, at its option, may increase this matching percentage up to 100%. Participants who contribute the maximum 6% amount are eligible to make voluntary contributions of amounts which do not exceed an additional 8% of their annual compensation. These voluntary contributions are not subject to employer matching contributions.

After an employee completes two years of service with a sponsoring employer and has complied with certain other service requirements, Humana makes annual contributions to the Retirement Account of the Plan equal to 4% of each participating employee's qualifying compensation earned during the Plan year, plus 4% of any compensation that exceeds the Social Security taxable wage base. Contribution amounts are computed as of the end of each Plan year and are nonforfeitable.

Contributions to the Plan by or on behalf of employees may be restricted in amount and as to timing so as to meet various requirements of the Internal Revenue Code of 1986 ("IRC") as amended.

Each participant's account is credited with the participant's contributions and the Company's contributions and the allocations of Plan earnings and charged with an allocation of administrative expenses. Allocations are based on participants' account balances. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Contributions to the Plan are invested by National City Trust Company (the "Trustee") in nine separate participant directed investment funds as follows:

Interest Income Fund: In obligations of the United States and United States Government agencies, debentures, notes or other evidences of indebtedness, shares of preferred stock and any other property, the rate of return from which is established by the instruments evidencing the investments, including principal and interest contracts.



                                  Continued

Stock Index Fund: In units of the State Street Flagship Domestic Index Commingled Trust Fund which invests exclusively in securities which attempt to match the return of the Standard and Poor's 500 Index.

Humana Common Stock Fund: In Humana common stock, or in U.S. Treasury Bills, commercial paper, certificates of deposit and money market funds as determined by the Trustee. All employer contributions to the Pretax Savings Account are invested in this fund. Employer contributions may be made in cash, in shares of Humana common stock, or a combination thereof. At December 31, 1997 and 1996, this fund included $57,226,125 and $51,466,809, respectively, of non-participant directed funds related to the 401(k) employer match.

Aggressive Growth Fund: In shares of Fidelity Contrafund which invests in common stocks and securities convertible into common stock which have market values appearing low relative to underlying value or future earnings and growth potential. The Fidelity Contrafund may also invest in, among other investments, convertible securities, warrants, preferred stock, bonds, foreign securities, covered call options, put options, repurchase agreements, and cash equivalent securities.

Balanced Fund:   In shares of Invesco Value Trust which invests in common and preferred stocks, straight debt issues (including government securities) or debt securities with equity conversion or purchase rights and in cash and cash equivalents, the objective of which is to emphasize current income while secondarily striving to attain capital growth.

International Fund: In shares of Harbor International Fund which invests in equity securities, American Depositary Receipts, European Depositary Receipts, securities convertible into common stock, government securities, and non-convertible preferred stocks of issuers domiciled outside the United States so as to achieve long-term growth of capital. The Harbor International Fund may also invest in cash equivalent securities, such as Treasury bills, commercial paper and certificates of deposit.

Small Capitalization Fund:   In shares of Compass Small Cap Fund which invests
in equity securities consisting primarily of emerging growth companies and companies selected for investment because of their unique situation. The Compass Small Cap Fund may also invest in cash equivalent securities, such as U.S. Treasury bills, commercial paper and certificates of deposit.

Long Term Bond Fund: In shares of Pimco Fund which invests primarily in fixed income securities. These may include bonds issued by corporations and the U.S. Government; mortgage-backed securities, certificates of deposit; foreign securities; and other types of fund income investments.

Large Capitalization Fund: In shares of IDS New Dimensions Fund which invests primarily in common stock of large U.S. companies whose stock prices tend to vary less than those of small companies. The IDS New Dimensions Fund may also invest in cash equivalent securities, such as Treasury bills, commercial paper and certificates of deposit.




                                  Continued

A participant may allocate his/her contributions to the Pretax Savings Account and Humana's contribution to the Retirement Account among the various funds in increments of not less than 1%. In the absence of such allocation, these contributions are invested in the Interest Income Fund. In connection with a change in allocation of a participant's or Humana's future contributions among the nine Plan funds and a change in the investment of existing accounts ("Transfers"), the value of Transfers to or from the Humana Common Stock Fund will reflect the price or prices at which all shares are purchased, sold or transferred before, on or after the participant's monthly election rather than transferring strictly based on the value at the monthly closing price.

The value of a participant's interest, including employer contributions, is generally payable upon the occurrence of one of the following events:
(1) the participant's retirement on or after the date he/she attains age 65;
(2) the participant's early retirement after attaining age 55 and having been credited with two years of service; (3) a determination by Humana upon competent medical or other evidence that, by reason of permanent and total disability, the participant is incapable of performing the duties of his/her work; or (4) the participant's death.

Employee contributions are nonforfeitable. Participants who withdraw from the Pretax Savings Account prior to being credited with four years of participation or five years of service with Humana are eligible to receive generally the value of employer contributions at the withdrawal date, exclusive of those made during the two years preceding withdrawal. Employer contributions become totally nonforfeitable after the participant is credited with four years of participation in the Plan or five years of service with Humana.

Employer contributions forfeited as a result of withdrawal following termination of employment will be available to reduce the amount of subsequent employer contributions to the Pretax Savings Account. If a former participant is re-employed prior to five consecutive one-year breaks in service and repays the amount of his/her distribution, then any forfeited employer contributions are restored to his/her account.

A participant may generally withdraw an amount from the Thrift Account equal to the value of the participant's account as of the valuation date following the date the withdrawal request is received by the Plan Administrator. Effective January 1, 1994, in the event funds are needed because of extreme financial hardship, as defined by law, the participant may be allowed to make a withdrawal from his/her Pretax Savings Account. In addition, the Plan contains restrictions relating to minimum withdrawals and the frequency of withdrawals.

Benefits under the Plan are payable to withdrawing participants including retirees as follows:

(a) A lump sum distribution in cash or, in the event of a distribution from the Humana Common Stock Fund, partially or totally in Humana Common Stock, or

(b) Monthly, quarterly or annual installments for a period of 5, 10, 15 or 20 years not to exceed the life expectancy of the participant, or the joint and last survivor expectancy of the participant and designated beneficiary, or

(c)  A life annuity form of payment, or

(d)  A life annuity with guaranteed payments.

                                  Continued

Administrative expenses of the Plan are paid by the Plan and allocated to the participants' accounts.

There were approximately 18,500 and 17,800 participants at December 31, 1997 and 1996, respectively, who had allocated their contributions to one or more funds as follows:

                                           1997            1996


Interest Income Fund                     14,204          14,554
Humana Common Stock Fund                 13,917          13,616
Aggressive Growth Fund                    8,776           7,914
Stock Index Fund                          8,494           7,896
Small Capitalization Fund                 6,478           5,898
Balanced Fund                             5,585           5,415
International Fund                        5,342           4,537
Large Capitalization Fund                 1,727             -
Long Term Bond Fund                         678             -

Effective January 1, 1994, participants may borrow from their fund accounts. The aggregate of the loans to a participant shall not exceed the lesser of $50,000 or 50% of the vested portion of his/her participant contribution accounts, voluntary contribution accounts plus his/her employer thrift and pretax savings accounts to which he/she would be entitled to if he/she incurred a termination of employment. The minimum a participant may borrow is $500. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Notes Fund. Loan terms range from one to four years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a reasonable rate in accordance with Department of Labor rules and regulations, as determined by the Plan Administrator. Principal and interest are repaid ratably through payroll deductions.

Humana has the right, under the Plan, to discontinue its contribution at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan is terminated, the interest of each participant would continue to be nonforfeitable and would be distributed as determined by Humana.


2.   Summary of Significant Accounting Policies:


The financial statements of the Plan are prepared under the accrual method of accounting.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


                                  Continued

Certain reclassifications have been made to the 1996 financial statements in order to conform to the 1997 classifications. The changes had no effect on previously reported net assets available for benefits.

Benefits are recorded when paid.

The Plan presents in the accompanying Statement of Changes in Net Asset Available for Benefits the net appreciation or depreciation in fair value of investments which consists of both realized gains or losses and unrealized appreciation or depreciation.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investments in securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the period; securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the mean between the last reported bid and asked prices.

The fair values of units in the Armada Government Funds and the Armada Money Market Fund are determined by the Trustee based upon the securities comprising the funds. The fair values for those securities represent the last recorded sale of the year. In the absence of recorded sales, and for securities not listed on a national securities exchange, the fair values represent the mean of bid and asked prices obtained from certified investment brokers.

The Interest Income Fund investments include, among others, investment contracts, collateralized mortgage obligations, bonds, asset-backed securities and other fixed income obligations such as commercial paper.

Investment contracts with insurance companies are fully benefit-responsive and are carried at contract value, which represents contributions plus interest earned at specified rates less withdrawals and administrative expenses. Investment contracts with banks are carried at fair value. Included in these investment contracts are synthetic GIC's which are fully benefit-responsive and are carried at contract value. The collateralized mortgage obligations, bonds and asset-backed securities are recorded at fair value. These securities are not listed on a national securities exchange. The fair values represent the mean of bid and asked prices obtained from certified investment brokers.


3.   Merger:


Effective March 3, 1997, the assets of Med-Pay, Inc.'s, a wholly owned subsidiary of Humana, Med-Pay, Inc. Employee 401(k) Plan were merged with the Plan. The market value of the assets transferred was $234,410.

On April 1, 1996, June 30, 1996 and September 17, 1996, the assets of Employers Health Insurance Profit Sharing Plan, Centerstone Insurance and Financial Services Savings and Investment Plan, and The HMO California Retirement Savings Plan, respectively, all wholly owned subsidiaries of EMPHESYS Financial Group Inc., a wholly owned subsidiary of Humana, were merged with the Plan.



                                  Continued

The market values of the assets at the time of transfer were as follows:

Employers Health Insurance Profit Sharing Plan            $ 91,176,109
Centerstone Insurance and Financial Services Saving
  and Investment Plan                                        1,102,134
The HMO California Retirement Savings Plan                      79,969


                                                          $ 92,358,212



4.   Investments:


The following table sets forth the fair value/contract value of investments at December 31, 1997. Investments that represent 5% or more of the Plan's net assets as well as investments in excess of $2,000,000 as of December 31, 1997 have been separately identified:

                                           Par or Maturity
                                           Value/Number of       Fair Value/
       Issuer                              Units or Shares      Contract Value

Investments at Fair Value:
 Common Stocks:
   Humana Inc. Common Stock                      5,276,576       $ 109,488,952
   State Street Flagship Domestic Index Fund       444,439          70,779,636
   Invesco Value Trustee Fund                      878,433          25,553,625
   Harbor International Fund                       697,976          25,029,428
   Compass Small Cap Fund                        2,292,975          41,755,069
   Fidelity Contrafund                           1,507,523          70,295,782
   Various                                         177,722           2,873,185

                                                                   345,775,677

 Obligations due within one year:
   Other                                           334,745             334,745



 Investment Contracts - Banks:
   Bankers Trust Co.                         $   3,000,000           3,000,000
   Caisse Des Depots (CDC)                   $   3,621,939           3,621,939
   Various                                   $   4,830,241           4,830,241

                                                                    11,452,180

 Participant notes receivable:
   Various                                   $   8,627,127           8,627,127




                                  Continued

                                     11


                  NOTES TO FINANCIAL STATEMENTS, Continued



4.   Investments, continued:


                                           Par or Maturity
                                           Value/Number of       Fair Value/
       Issuer                              Units or Shares      Contract Value


Investments at Contract Value:
 Investment Contracts Insurance Company:

   Allstate Life Insurance Co.               $   3,000,000      $    3,346,960
   Allstate Life Insurance Co.               $   4,000,000           4,443,573
   Canada Life Assurance Co.                 $   3,000,000           3,097,393
   Commonwealth Life Insurance Co.,
       Synthetic GIC                         $  18,940,771          18,940,771
   Commonwealth Life Insurance Co.           $   4,000,000           4,001,545
   Continental Assurance Co.                 $   3,000,000           3,056,333
   Continental Assurance Co.,
       Synthetic GIC                         $   3,000,000           3,005,806
   Jackson National Life GIC                 $   3,000,000           3,170,179
   Jackson National Life, Synthetic GIC      $   6,500,000           6,511,719
   John Hancock Mutual Life                  $   2,000,000           2,031,864
   Life of Virginia                          $   2,000,000           2,098,946
   Metropolitan Life Insurance Co.,
       Group Annuity                         $   2,000,000           2,051,817
   New York Life Insurance Co.,
       Group Annuity                         $   3,000,000           3,163,188
   New York Life Insurance Co.,
       Group Annuity                         $   3,000,000           3,036,565
   Prudential Insurance Co.                  $   2,000,000           2,085,499
   TransAmerica Accidental Life
       Insurance Co.                         $   3,000,000           3,182,795
   United of Omaha Life Insurance Co.        $   3,000,000           3,006,767
   Various                                   $   2,723,334           3,731,865

                                                                    73,963,585


                                                                 $ 440,153,314



During the years ended December 31, 1997 and 1996, the Plan's investments
(including investments bought, sold, and held during the period) appreciated
(depreciated) in value as follows:

                                                1997                 1996

    Common stocks                          $ 52,332,615         $(19,031,380)
    Bonds and asset-backed securities                63                  590

                                           $ 52,332,678         $(19,030,790)

The fair value of the investments carried at contract values at December 31, 1997 and 1996 was $71,164,105 and $68,814,499, respectively.
The average yield and crediting interest rate approximated 6.7% and 6.4% for 1997 and 1996, respectively.

The per share closing price of Humana common stock was $20.75 on December 31, 1997. On June 5, 1998, the per share closing price of Humana common stock was $30.25.

                                  Continued

                                     12

                  NOTES TO FINANCIAL STATEMENTS, Continued




5.   Reconciliation of Financial Statements to Form 5500:


The following is a reconciliation of net assets available for benefits per the accompanying financial statements to the Form 5500:

                                              December 31, 1997   December 31, 1996

 Net assets available for benefits per the
   financial statements                       $ 458,087,142     $ 386,032,228

   Amount allocated to withdrawing
     participants                                (6,967,433)       (1,484,772)


 Net assets available for benefits per the
     Form 5500                                $ 451,119,709  $    384,547,456



The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                      For the year ended    For the year ended
                                        December 31,1997     December 31, 1996

 Benefits paid to participants per the
   financial statements                     $ 39,608,578         $ 24,218,255

   Add:  Amounts allocated to
    withdrawing participants at end of year    6,967,433            1,484,772

   Less: Amounts allocated to withdrawing
    participants at beginning of year         (1,484,772)            (756,251)


 Benefits paid to participants per the
   Form 5500                                $ 45,091,239         $ 24,946,776


Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

6.   Income Tax Status:


The Internal Revenue Service has determined, and informed Humana by a letter dated May 19, 1994, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

7.   Subsequent Events:

On May 28, 1998, United HealthCare Corporation and Humana reached a definitive agreement to merge. The proposed merger will be accounted for as a pooling of interest in which one United HealthCare share will be exchanged for every two Humana shares. The transaction will require shareholder and regulatory approvals and is expected to close in the third quarter of 1998.

                                  Continued

                                     13

                  NOTES TO FINANCIAL STATEMENTS, Continued

7.   Net Assets by Fund at December 31, 1997:



                                                   Participant Directed
                          Interest                   Humana                                                    Small
                           Income    Stock Index    Common       Aggressive   Balanced      International  Capitalization
                            Fund         Fund      Stock Fund    Growth Fund   Fund            Fund            Fund
      ASSETS

Investments:
 At fair value:
  Common Stock                         $70,779,636  $52,155,136  $70,295,782   $25,553,625   $25,029,428     $41,755,069
  Armada Government Fund                                238,656       11,582                                      84,212
  Investment Contracts     $11,452,180
  Participant Loans

                            11,452,180  70,779,636   52,393,792   70,307,364    25,553,625    25,029,428      41,839,281

 At contract value:
  Investment Contracts:     73,963,585

    Total Investments       85,415,765  70,779,636   52,393,792   70,307,364    25,553,625    25,029,428      41,839,281

Cash                           242,638    (459,735)     128,463      140,276        65,979        58,041          (8,347)
Due from Broker for
 Securities Sold                           546,645      182,183
Receivable from
 participating employers
 for participant
 withholding and
 employers' contributions    9,607,019   1,825,680    1,547,203    1,429,124       374,040       577,657         819,583
Accrued interest and
 dividends                   1,230,411       1,098        2,262          250           234            31             635

    Total assets            96,495,833  72,693,324   54,253,903   71,877,014    25,993,878    25,665,157      42,651,152





      LIABILITIES AND NET ASSETS
       AVAILABLE FOR BENEFITS
Accrued expenses                66,673      88,771      173,495      108,279        75,989        35,819          56,944
Forfeited employers'
 contributions
 and employers'
 contributions

    Total Liabilities           66,673      88,771      173,495      108,279        75,989        35,819          56,944



Net asset available
 for benefits              $96,429,160 $72,604,553  $54,080,408  $71,768,735   $25,917,889   $25,629,338     $42,594,208

                       Continued

                  NOTES TO FINANCIAL STATEMENTS, Continued

7.  Net Assets by Fund at December 31, 1997 (Cont.):

                                                                           Non-Participant
                                     Participant Directed                     Directed

                                            Large        Participant            Humana
                          Long Term    Capitalization      Notes                Common
                            Fund            Fund           Fund               Stock Fund        Total
      ASSETS

Investments:
 At fair value:
  Common Stock             $ 1,092,973 $ 1,780,212                             $57,333,816  $345,775,677
  Armada Government Fund           295                                                           334,745
Investment Contracts                                                                          11,452,180
  Participant Loans                                   $8,627,127                               8,627,127
                             1,093,268   1,780,212     8,627,127                57,333,816   366,189,729

 At contract value:
  Investment Contracts:                                                                       73,963,585

    Total Investments        1,093,268   1,780,212     8,627,127                57,333,816   440,153,314

Cash                             6,185      32,803         1,867                                 208,170
Due from Broker for
Securities Sold                                                                                  728,828
Receivable from
 participating employers
 for participant
 withholding and
 employers' contributions      104,137     191,329         3,142                              16,478,914
Accrued interest and
 dividends                          60         124                                             1,235,105

    Total assets             1,203,650   2,004,468     8,632,136                57,333,816   458,804,331





      LIABILITIES AND NET ASSETS
       AVAILABLE FOR BENEFITS

 Accrued expenses                  750      2,778                                                609,498
 Forfeited employers'
 contributions
 and employers'
 contributions                                                                     107,691       107,691

    Total Liabilities              750      2,778                                  107,691       717,189



 Net asset available
  for benefits              $1,202,900 $2,001,690     $8,632,136               $57,226,125  $458,087,142

                       Continued

                  NOTES TO FINANCIAL STATEMENTS, Continued


8.   Net Assets by Fund at December 31, 1996:

                                                         Participant Dircected


                         Interest        Stock         Humana                                                Small Capi-
                          Income         Index         Common     Aggressive      Balanced     International talization Participant
                           Fund           Fund        Stock Fund  Growth Fund      Fund           Fund          Fund    Notes Fund


    ASSETS
Investments:
 At fair value:
  Common Stock                       $51,483,806   $49,581,705    $55,519,719                 $19,857,202     $29,060,767
  NC Capital
   Preservation
   Fund
  Armada Money
   Market Fund     $ 2,654,772
  Armada Government
   Fund                                  112,997       671,514        225,547   $   108,049       87,450         117,555
  Investment
   Contracts         9,803,627
  Participant Loans                                                                                                      $7,530,998
  Bonds and asset-
   backed securities    25,705


                    12,484,104        51,596,803    50,253,219     55,745,266       108,049   19,944,652       29,178,322 7,530,998
At contract value:
 Investment
  Contracts         72,900,699

    Total
     Investments    85,384,803        51,596,803    50,253,219     55,745,266       108,049   19,944,652       29,178,322 7,530,998

Cash                                                       578                                                                  310
Due from Broker
 for Securities
 Sold                                                                            19,489,023
Receivable from
 participating
 employers
 for participant
 withholdings and
 employers'
 contributions      10,239,896         1,849,217     1,466,240      1,202,046       359,035      458,186          643,786    11,800
Accrued interest and
 dividends             587,243               228         1,695            365           250          166              163


    Total Assets    96,211,942        53,446,248    51,721,732     56,947,677    19,956,357   20,403,004       29,822,271 7,543,108


    LIABILITIES AND NET ASSETS
     AVAILABLE FOR BENEFITS
Due to Broker for
 Securities
 Purchased                               112,997       531,078        225,547                     87,450          117,555
Accrued expenses        87,937            68,716        82,633         74,122        27,727       27,615           43,543
Forfeited employer's
 contributions and
 employers'
 contributions


    Total Liabilities   87,937           181,713       613,711        299,669        27,727      115,065          161,098


Net assets
 available
 for benefits      $96,124,005       $53,264,535    $51,108,021   $56,648,008   $19,928,630  $20,287,939      $29,661,173$7,543,108


8.   Net Assets by Fund at December 31, 1996 (Cont.):

                                            Non-Participant
                                              Directed

                                               Humana
                                               Common
                                            Stock Fund                      Total



    ASSETS
Investments:
 At fair value:
  Common Stock                             $51,524,154                   $257,027,353
  NC Capital
   Preservation Fund
  Armada Money
   Market Fund                                                              2,654,772
  Armada Government
   Fund                                                                     1,323,112
  Investment Contracts                                                      9,803,627
  Participant Loans                                                         7,530,998
  Bonds and asset-
   backed securities                                                           25,705


                                            51,524,154                    278,365,567
At contract value:
 Investment Contracts                                                      72,900,699

    Total Investments                       51,524,154                    351,266,266

Cash                                                                              888
Due from Broker
 for Securities Sold                                                       19,489,023
Receivable from
 participating employers
 for participant
 withholdings and
 employers' contributions                                                  16,230,206
Accrued interest and
 dividends                                                                    590,110


    Total Assets                            51,524,154                    387,576,493



    LIABILITIES AND NET ASSETS
     AVAILABLE FOR BENEFITS
Due to Broker for
 Securities Purchased                                                       1,074,627
Accrued expenses                                                              412,293
Forfeited employer's
 contributions and
 employers'
 contributions                                  57,345                         57,345


    Total Liabilities                           57,345                      1,544,265


Net assets available
 for benefits                              $51,466,809                   $386,032,228



                       Continued

     NOTES TO FINANCIAL STATEMENTS, Continued


9.   Activity by Fund for the Year Ended December 31, 1997:



                                                               Participant Directed

                           Interest                   Humana                                                    Small
                           Income      Stock Index    Common      Aggressive     Balanced    International  Capitalization
                            Fund           Fund     Stock Fund    Growth Fund      Fund           Fund           Fund



Additions to
 net assets:
 Investment income:
  Net appreciation
   in fair value
   of investments     $        63     $17,749,070  $  (212,167)   $12,685,663    $ 4,520,216  $ 2,529,095    $10,525,557
 Interest               6,021,727           4,597       35,172        102,665         11,534        2,107          4,854
 Dividends                                                            485,641        626,280      665,712        342,745

                        6,021,790      17,753,667     (176,995)    13,273,969      5,158,030    3,196,914     10,873,156
Contributions:
 Participants           2,557,679       3,388,965    4,400,375      6,118,863      2,621,897    2,314,066      3,356,064
 Employers              9,562,500       1,810,816    1,468,370      1,393,957        409,009      564,498        803,715
 Forfeited  employers'
  contributions           (88,500)                    (283,448)
 Transfers from
  Med-Pay, Inc.
 Employee 401(k)
  Plan                     69,781         28,528        16,167         23,194          5,276       23,263         16,635


    Total
     additions         18,123,250     22,981,976     5,424,469     20,809,983      8,194,212    6,098,741     15,049,570



Deductions from
 net assets:
 Benefits paid
  to participants      12,393,820      4,992,886     1,059,270      5,284,852      2,350,900    1,682,131      3,126,004
 Administrative
  expenses                179,138        118,199       167,646         77,296         27,610       28,667         43,413
 Interfund
  transfers             5,245,137     (1,469,127)    1,225,166        327,108       (173,557)    (953,456)    (1,052,882)


    Total
     deductions        17,818,095      3,641,958     2,452,082      5,689,256      2,204,953      757,342      2,116,535



Net increase              305,155     19,340,018     2,972,387     15,120,727      5,989,259    5,341,399     12,933,035

Net assets
 available
 for benefits:
  Beginning of
   period              96,124,005     53,264,535    51,108,021     56,648,008     19,928,630   20,287,939     29,661,173
  End of
   period             $96,429,160    $72,604,553   $54,080,408    $71,768,735    $25,917,889  $25,629,338    $42,594,208



 9.  Activity by Fund for the Year Ended December 31, 1997 (Cont.):

                                                                                   Non-Participant
                                             Participant Directed                      Directed

                                                   Large           Participant          Humana
                         Long Term             Capitalization         Notes             Common
                         Bond Fund                  Total              Fund            Stock Fund                Total


Additions to
 net assets:
 Investment income:
  Net appreciation
   in fair value
   of investments      $     36,562              $   59,574                           $ 4,439,045              $ 52,332,678
 Interest                     4,641                   1,084           $ 645,330                                   6,833,711
 Dividends                   35,496                 127,355                                                       2,283,229


                             76,699                 188,013             645,330         4,439,045                61,449,618
Contributions:
 Participants               167,972                 468,693                                                      25,394,574
 Employers                   85,420                 237,611                             9,689,350                26,025,246
 Forfeited  employers'
  contributions                                                                          (421,863)                 (793,811)
 Transfers from
  Med-Pay, Inc.
 Employee 401(k)
  Plan                          105                  51,461                                                         234,410


    Total
     additions              330,196                 945,778             645,330        13,706,532               112,310,037



Deductions from
 net assets:
  to participants             6,651                  38,578             728,620         7,944,866                39,608,578
 Administrative
  expenses                      901                   1,377                                 2,298                   646,545
 Interfund
  transfers                (880,256)             (1,095,867)         (1,172,318)               52


    Total
     deductions            (872,704)             (1,055,912)           (443,698)        7,947,216                40,255,123


Net increase              1,202,900               2,001,690           1,089,028         5,759,316                72,054,914

Net assets
 available
 for benefits:
  Beginning of
   period                                                             7,543,108        51,466,809               386,032,228
  End of
   period                $1,202,900              $2,001,690          $8,632,136       $57,226,125              $458,087,142









                       Continued



     NOTES TO FINANCIAL STATEMENTS, Continued

10.       Activity by Fund for the Year Ended December 31, 1996:


                                                                         Participant Directed

                       Interest                  Humana                                                  Small
                        Income    Stock Index    Common      Aggressive     Balanced  International  Capitalization   Participant
                         Fund        Fund      Stock Fund    Growth Fund       Fund         Fund         Fund         Notes Fund


Additions to
 net assets:
  Investments income:
   Net appreciation
   (depreciation)
   in fair value
   of investments $       590  $ 8,723,491   $(20,975,861) $ 7,557,450   $   961,084 $    2,578,207  $ 3,691,856
  Interest          5,464,301        7,297         28,735       49,917        17,511          1,730        5,619     $  480,847
  Dividends                                                    478,562       782,290        247,189      166,977

                    5,464,891    8,730,788    (20,947,126)   8,085,929     1,760,885      2,827,126    3,864,452        480,847

Contributions:
 Participants       2,732,690    2,612,590      4,751,152    5,463,606     2,641,309      1,917,783    2,924,636
 Employers         10,239,100    1,849,781      1,477,166    1,201,908       356,479        460,326      643,909
 Forfeited employers'
  contributions
 Transfer from
  EMPHESYS Financial
  Group Inc.'s
  Plans
  (see note 3)     16,626,084   12,370,967      6,394,357   25,710,528     6,991,771      8,017,039   14,119,530      2,127,936


    Total
     additions     35,062,765   25,564,126     (8,324,451)  40,461,971    11,750,444     13,222,274   21,552,527      2,608,783




Deductions from
 net assets:
 Benefits paid
  to participants   8,801,953    1,944,439      1,738,409    2,952,501     1,122,442        761,639    1,541,135        296,839
 Administrative
  expenses            142,120       62,280        119,412       41,283        15,545         14,613       21,310
 Interfund
  Transfers         8,546,414     (887,120)      (121,428)  (2,734,593)      285,597     (1,215,682)  (2,331,159)    (1,532,919)


    Total
     deductions    17,490,487    1,119,599      1,736,393      259,191     1,423,584       (439,430)    (768,714)    (1,236,080)


Net increase
 (decrease)        17,572,278   24,444,527    (10,060,844)  40,202,780    10,326,860     13,661,704   22,321,241      3,844,863

Net assets
 available for
 benefits:
Beginning of
 period            78,551,727   28,820,008     61,168,865   16,445,228     9,601,770      6,626,235    7,339,932      3,698,245
End of period     $96,124,005  $53,264,535    $51,108,021  $56,648,008   $19,928,630    $20,287,939  $29,661,173     $7,543,108


                       Continued



10.       Activity by Fund for the Year Ended December 31, 1996(Cont.):


                                     Non-Participant
                                        Directed
                                         Humana
                                         Common
                                          Stock
                                          Fund                       Total


Additions to
 net assets:
  Investments income:
   Net appreciation
   (depreciation)
   in fair value
   of investments                  $(21,567,607)                 $(19,030,790)
  Interest                                                          6,055,957
  Dividends                                                         1,675,018

                                    (21,567,607)                  (11,299,815)

Contributions:
 Participants                                                      23,043,766
 Employers                            9,148,950                    25,377,619
 Forfeited employers'
  contributions                        (228,177)                     (228,177)
 Transfer from
  EMPHESYS Financial
  Group Inc.'s
  Plans (see note 3)                                               92,358,212


    Total additions                 (12,646,834)                  129,251,605




Deductions from net assets:
 Benefits paid
  to participants                     5,058,898                    24,218,255
 Administrative
  expenses                                2,344                       418,907
 Interfund
  Transfers                              (9,110)


    Total deductions                  5,052,132                    24,637,162


Net increase
 (decrease)                         (17,698,966)                  104,614,443

Net assets
 available for
 benefits:
Beginning of
 period                              69,165,775                   281,417,785
End of period                       $51,466,809                  $386,032,228



                                        HUMANA RETIREMENT AND SAVINGS PLAN
                                          PLAN #002  EIN #61-0647538
                                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                            December 31, 1997
                                           (Item 27a of Form 5500)


                                                                                 Par or Maturity
                                                    Stated                       Value/Number of                       Fair Value/
           Issuer                                 Issuer Rate    Maturity Date   Units or Shares          Cost       Contract Value


Investments at Fair Value:
 Common Stocks:

   Humana Inc. Common Stock                                                           5,276,576    $  77,120,397       $109,488,952
   State Street Flagship Domestic Index Fund                                            444,439       37,132,955         70,779,636
   Primco Funds                                                                         103,111        1,083,475          1,092,973
   Invesco Value Trustee Fund                                                           878,433       21,676,319         25,553,625
   IDS New Dimensions Fund Inc.                                                          74,611        1,725,906          1,780,212
   Harbor International Fund                                                            697,976       20,424,125         25,029,428
   Compass Small Cap Fund                                                             2,292,975       35,418,467         41,755,069
   Fidelity Contrafund                                                                1,507,523       57,938,960         70,295,782

                                                                                                     252,520,604        345,775,677

 Obligations due within one year:
   Armada Money Market Fund                                                             334,745          334,745            334,745


 Investment Contracts - Banks:
   Bankers Trust Co.                                  8.83%         06/1999        $  1,810,870        1,810,870          1,810,870
   Bankers Trust Co.                                  6.88%         03/2007        $  3,000,000        3,000,000          3,000,000
   Caisse Des Depots (CDC)                            6.56%         01/1999        $  1,814,949        1,814,949          1,814,949
   Caisse Des Depots (CDC)                            6.42%         12/2000        $  1,204,422        1,204,422          1,204,422
   Caisse Des Depots (CDC)                            6.44%         08/2001        $  3,621,939        3,621,939          3,621,939

                                                                                                      11,452,180         11,452,180


   Participant notes receivable                  7.00%-10.00%                      $  8,627,127        8,627,127          8,627,127






                       Continued


                                            HUMANA RETIREMENT AND SAVINGS PLAN
                                            PLAN #002 EIN #61-0647538
                                     SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES, Continued
                                                    December 31, 1997
                                                  (Item 27a of Form 5500)

                                                                                 Par or Maturity
                                                    Stated                       Value/Number of                       Fair Value/
           Issuer                                 Issuer Rate    Maturity Date   Units or Shares          Cost       Contract Value


Investment at Contract Value:
 Investment Contracts Insurance Company:

   Allstate Life Insurance Co.                        6.92%         05/2001        $   3,000,000   $   3,000,000      $   3,346,960
   Allstate Life Insurance Co.                        6.38%         02/2002        $   4,000,000       4,000,000          4,443,573
   Canada Life Assurance Co.                          5.71%         09/1998        $   3,000,000       3,000,000          3,097,393
   Commonwealth Life Insurance Co.,
      Synthetic GIC                                   6.44%         03/2007        $  18,940,771      18,940,771         18,940,771
   Commonwealth Life Insurance Co.                    7.30%         12/1999        $   4,000,000       4,000,000          4,001,545
   Confederation Life Insurance Co.,
      Group Annuity Contract                          8.72%         08/1994        $           1               1              8,014
   Confederation Life Insurance Co.,
      Group Annuity Contract                          9.44%         05/1995        $           1               1             68,278
   Confederation Life Insurance Co.,
      Group Annuity Contract                          8.30%         01/1996        $           1               1             10,685
   Confederation Life Insurance Co.,
      Group Annuity Contract                          8.46%         05/1996        $           1               1             47,457
   Confederation Life Insurance Co.,
      Group Annuity Contract                          8.30%         08/1996        $           1               1             16,313
   Continental Assurance Co.                          7.66%         09/1999        $   3,000,000       3,000,000          3,056,333
   Continental Assurance Co., Synthetic GIC           6.73%         10/2000        $   3,000,000       3,000,000          3,005,806
   Jackson National Life GIC                          6.24%         12/2000        $   3,000,000       3,000,000          3,170,179
   Jackson National Life, Synthetic GIC               6.91%         06/2007        $   6,500,000       6,500,000          6,511,719
   John Hancock Mutual Life                           6.33%         05/2007        $   2,000,000       2,000,000          2,031,864
   Life of Virginia                                   6.20%         12/1998        $   2,000,000       2,000,000          2,098,946
   Lincoln National Life Insurance Co.                8.12%         05/1999        $   1,000,000       1,000,000          1,000,678
   Metropolitan Life Insurance Co.,
      Group Annuity Contract                          8.55%         01/1998        $      15,556          15,556            376,744
   Metropolitan Life Insurance Co.,
      Group Annuity Contract                          8.30%         01/1998        $      11,752          11,752            194,934
   Metropolitan Life Insurance Co.,
      Group Annuity Contract                          6.22%         05/2000        $     645,045         645,045            777,266
   Metropolitan Life Insurance Co.,
      Group Annuity Contract                          6.25%         07/2000        $   2,000,000       2,000,000          2,051,817
   New York Life Insurance Co.,
      Group Annuity Contract                          7.22%         03/2000        $   3,000,000       3,000,000          3,163,188
   New York Life Insurance Co.,
      Group Annuity Contract                          6.64%         04/2001        $   3,000,000       3,000,000          3,036,565
   Principal Mutual Life Insurance Co.                8.62%         05/1998        $   1,050,976       1,050,976          1,231,496
   Prudential Insurance Co.                           5.12%         02/1999        $   2,000,000       2,000,000          2,085,499
   TransAmerica Accidental Life Insurance Co.         7.31%         02/2000        $   3,000,000       3,000,000          3,182,795
   United of Omaha Life Insurance Co.                 5.75%         05/2001        $   3,000,000       3,000,000          3,006,767


                                                                                                      71,164,105         73,963,585



                                                                                                   $ 344,098,761      $ 440,153,314





                                                 HUMANA RETIREMENT AND SAVINGS PLAN
                                                     PLAN #002  EIN #61-0647538
                                                    SCHEDULE OF REPORTABLE TRANSACTIONS
                                                      For the year ended December 31, 1997
                                                         (Item 27d of Form 5500)



                                                                               Expense                  Current Value
   Identity of                                  Purchase      Selling   Lease  Incurred With    Cost     of Asset on     Net Gain/
  Party Involved        Description of Asset      Price        Price   Rental  Transaction    of Asset  Transaction Date   (Loss)



Single transactions in
excess of 5% of plan assets:


 Jackson National Life       GIC              $ 19,533,904              --          --                    $19,533,904
 Invesco Value Trust         Mutual Fund        19,371,659              --          --                     19,371,659
 Armada Gov. Fund - Disc     Money Market       19,371,659              --          --                     19,371,659
 Armada Gov. Fund - Disc     Money Market                  $19,371,659  --          --      $19,371,659    19,371,659


A series of transactions in
excess of 5% of plan assets:*


 Armada Money Market Fund    Money Market       39,477,804              --          --                     39,477,804
 Armada Money Market Fund    Money Market                   42,132,577  --          --       42,132,577    42,132,577
 Invesco Value Trust         Mutual Fund        23,341,804              --          --                     23,341,804
 Armada Gov. Fund - Disc     Money Market       88,644,718              --          --                     88,644,718
 Armada Gov. Fund - Disc     Money Market                   89,633,086  --          --       89,633,086    89,633,086


*Note:  Single transaction items may be included with a series of transactions.










                                  SIGNATURES







Pursuant to the requirements of the Securities Exchange Act of 1934, the Humana Retirement and Savings Plan has duly caused this report to be signed by the undersigned thereunto duly authorized.


HUMANA RETIREMENT AND SAVINGS PLAN

BY:



/s/James E. Murray
___________________________
James E. Murray
Chief Financial Officer

June 29, 1998






















                                     21



                                 Exhibit Index







     Exhibit 23          Consent of Coopers & Lybrand L.L.P.








                                     22